

Mail Stop 6010

December 13, 2007

Ms. Debra A. Young
Vice President and Chief Financial Officer
Vermillion, Inc.
6611 Dumbarton Circle
Fremont, California 94555

> **Re:** **Vermillion, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 000-31617**

Dear Ms. Young:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   Sincerely,

   Martin F. James
   Senior Assistant Chief Accountant